BD 3/1

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIE ... ION
Wash...

10027419

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SEC FILE NUMBER
8- 32673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Jorie Boulevard
(No. and Street)

Oak Brook	**Illinois**	**60522-9006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Thompson **(630) 684-5383**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/3

OATH OR AFFIRMATION

I, Gregory Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MTL Equity Products, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Financial Operations Principal
Title

OFFICIAL SEAL
CHERYL L PUZISS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/14/14

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTL Equity Products, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2010

Ernst & Young LLP

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	375,295
Commissions receivable		32,450
Agent balances receivable		1,058
Prepaid expenses		28,450
Investment – common stock		29,730
Broker deposit		25,000
	$	491,983
Liabilities and stockholder's equity		
Due to MTL Insurance Company	$	209,217
Commissions payable		27,582
Other accounts payable and accrued liabilities		25,525
Deferred taxes payable		3,444
		265,768
Stockholder's equity:		
Common stock, $1 par value:		
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)		360
Additional paid-in capital		359,640
Accumulated deficit		(133,785)
		226,215
	$	491,983

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Operations

Year Ended December 31, 2009

Revenues	
Commissions:	
Mutual fund sales	$ 907,825
Variable annuity and variable life sales	761,970
Securities sales	68,837
Equity indexed funds	5,782
Other income	22,763
	1,767,177
Expenses	
Commissions	1,410,040
Other general and administrative expenses	233,881
	1,643,921
Income before income taxes	123,256
Income tax expense:	
Current	40,545
Deferred (benefit)	(2,494)
Total income tax expense	38,051
Net income	$ 85,205

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2009	$ 360	$ 359,640	$ (118,990)	$ 241,010
Net income	–	–	85,205	85,205
Dividend paid to parent	–	–	(100,000)	(100,000)
Balance at December 31, 2009	$ 360	$ 359,640	$ (133,785)	$ 226,215

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 85,205
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivables	817
Decrease in prepaid expenses	2,923
Change in unrealized gain on investment	7,335
Increase in due to MTL Insurance	90,804
Increase in other liabilities	8,393
Net cash provided by operating activities	195,477
Financing activities	
Dividend paid to parent	(100,000)
Net increase in cash	95,477
Cash at beginning of year	279,818
Cash at end of year	$ 375,295
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 33,209

See accompanying notes to financial statements.

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 75% of total mutual fund sales placed with the American Funds, Putnam Funds, Franklin Templeton Distributors, AllianceBernstein Funds, and Oppenheimer Funds and 72% of total variable annuities placed with Prudential, Jackson National, ING Group, Allianz, and Pacific Life during 2009. Approximately, 46% of the Company's 2009 business was transacted in Illinois and Nevada. Additionally, five registered representatives produced 34% of the total revenue in 2009.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

Commission revenue for the sale of mutual funds and variable annuities is recorded when earned by the Company. Commission revenue for the sale of securities is recorded on a trade-date basis as securities transactions occur.

Commission expense is recorded commensurate with the earning of commission revenue.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using an independent pricing source. Unrealized gains or losses are recognized in other income. The Company's investment in NASDAQ common stock is a Level 1 security as valuation is determined using an unadjusted quoted price.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company. The difference between the effective tax rate and the statutory tax rate is due to nondeductible expenses.

The Company has a deferred tax liability at December 31, 2009, relating to the temporary difference in unrealized gains on investments.

In 2006, the Financial Accounting Standards Board (FASB) issued an interpretation of the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The Company adopted the interpretation effective January 1, 2009. The adoption did not have any impact on the Company's financial statements.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2009. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2009, the Company had no accrued interest and penalties related to unrecognized tax benefits.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2009, the Company had net capital of $192,247, exceeding the requirements by $142,247. At December 31, 2009, the ratio of aggregate indebtedness to net capital was 1.38 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

4. Related-Party Transactions

The Company entered into a services agreement with MTL Insurance Company (MTLIC) as of July 1, 2008, where MTLIC will pay and assume certain expenses on behalf of the Company in exchange for the broker-dealer services that the Company makes available to MTLIC's agents. Expenses include payroll and benefits expenses for employees of the Company, certain professional expenses, and certain shared expenses allocated to the Company by any entity which, directly or indirectly, controls both the Company and MTLIC. Such expenses were $407,502 in 2009.

At December 31, 2009, the Company owed MTLIC $209,217, which includes certain of the aforementioned shared expenses, as well as all other payments made by MTLIC on behalf of the Company.

5. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

7. Subsequent Events

In accordance with the FASB's new guidance on subsequent events, subsequent events have been evaluated as of February 18, 2010. The financial statements for MTL Equity Products, Inc were available to be issued on February 18, 2010.

Supplemental Information

MTL Equity Products, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2009

Aggregate indebtedness		
Total liabilities	$	265,768
Net capital		
Stockholder's equity	$	226,215
Less nonallowable assets:		
Prepaid expenses		(28,450)
Nonallowable receivables		(1,058)
Total nonallowable assets		(29,508)
Net capital before haircuts		196,707
Haircuts on common stock		4,460
Net capital	$	192,247
Capital requirements		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000	$	50,000
Net capital in excess of requirement		142,247
Net capital as above	$	192,247
Ratio of aggregate indebtedness to net capital		1.38 to 1

MTL Equity Products, Inc.

Statement Regarding Rule 15c3-3

Year Ended December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2010

ERNST & YOUNG

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management of MTL Equity Products, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of MTL Equity Products, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for fiscal period from April 1, 2009 through December 31, 2009.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032673
MTL Equity Products, Inc.
1200 Jorie Blvd.
Oak Brook, IL 60523

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Thompson 630-684-5383

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,564
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,013)
      7-23-2009
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,551
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,551
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MTL Equity Products, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February, 2010.

Financial Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,425,718
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,425,718
2e. General Assessment @ .0025	$ 3,564

(to page 1 but not less than $150 minimum)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MTL Equity Products, Inc.
Year Ended December 31, 2009
With Reports of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG